Filed by: Fortis Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corporation

SEC Correspondence File Number: 001-32576

FOR IMMEDIATE RELEASE:

FORTIS INC. SHAREHOLDERS APPROVE ACQUISITION OF ITC HOLDINGS, ELECTION OF DIRECTORS & SAY ON PAY

St. John’s, NL (May 5, 2016) — At the Fortis Inc. (“Fortis” or the “Corporation”) (TSX:FTS) Annual and Special Meeting of Shareholders held today in St. John’s, NL, shareholders approved the Corporation’s acquisition of ITC Holdings Corp. (“ITC”) (NYSE:ITC). 92.51% of the Fortis shareholders represented in person or by proxy at the meeting voted to approve the issuance of up to 117 million Fortis common shares as partial consideration for the acquisition of ITC.

“We are very pleased with the support from our shareholders for this transformative transaction with ITC,” said Mr. Barry Perry, President and Chief Executive Officer of Fortis. “The acquisition of ITC is expected to be accretive to earnings per share in the first year and will further diversify our utility business.  We believe this exposure to the predictable returns of a transmission business, with no commodity or fuel risk, will result in long-term value creation for shareholders.”

Under the terms of the transaction, ITC shareholders will receive US$22.57 in cash and 0.7520 of a Fortis common share for each ITC common share. Based on the February 8, 2016 closing price for Fortis common shares and the US$/C$ exchange rate on that date, the per share consideration offered by Fortis represents a premium of 33% over ITC’s unaffected closing share price on November 27, 2015 and a 37% premium to ITC’s unaffected average closing price over the 30-day period prior to November 27, 2015. The Fortis-ITC transaction was valued at approximately US$11.3 billion as of the close of markets on February 8, 2016.

The transaction is expected to close in late 2016, subject to the satisfaction of customary closing conditions, including approval of the acquisition by holders of a majority of the outstanding ITC common shares. ITC will hold its special shareholder meeting in the coming weeks to allow its shareholders to vote on the transaction. The acquisition is also subject to receipt of certain regulatory approvals, including the approval of the Federal Energy Regulatory Commission, the Committee on Foreign Investment in the United States, and the United States Federal Trade Commission/Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as various state approvals, among others.

Election of Directors

On a vote by ballot, Fortis shareholders also elected the following 12 individuals to the Fortis board of directors to serve until the next Annual Meeting of Shareholders or until their successors are elected or appointed:

Nominees	Votes For		Votes Withheld
Tracey C. Ball	148,111,829	99.82%	268,765	0.18%
Pierre J. Blouin	147,657,116	99.51%	723,578	0.49%
Peter E. Case	147,859,524	99.65%	522,270	0.35%
Maura J. Clark	148,023,401	99.76%	357,293	0.24%
Margarita K. Dilley	148,022,653	99.76%	357,731	0.24%
Ida J. Goodreau	147,588,549	99.47%	793,245	0.53%
Douglas J. Haughey	147,744,051	99.57%	636,643	0.43%
R. Harry McWatters	147,823,020	99.62%	556,474	0.38%
Ronald D. Munkley	147,658,862	99.51%	722,932	0.49%
David G. Norris	147,447,229	99.37%	933,465	0.63%
Barry V. Perry	148,078,606	99.80%	302,088	0.20%
Jo Mark Zurel	147,942,076	99.70%	439,718	0.30%

“I am very pleased to welcome two new members to our board,” said Mr. David Norris, Chair of the Board, Fortis Inc.  “Jo Mark Zurel and Margarita Dilley currently serve as chairs on the boards of Newfoundland Power and Central Hudson Gas and Electric, respectively. This experience, along with their very successful careers as senior executives in large organizations, will add further depth and expertise to our board of directors.”

Say on Pay

Shareholders also approved the non-binding advisory vote regarding Fortis’ approach to executive compensation (“Say on Pay”) at the Annual and Special Meeting of Shareholders. The Fortis board of directors takes the results of the Say on Pay vote into account when considering future compensation policies, practices and decisions and in determining whether there is a need to increase engagement with shareholders on compensation and related matters.

About Fortis

Fortis is a leader in the North American electric and gas utility business, with total assets of approximately $28 billion and fiscal 2015 revenue of $6.7 billion.  The Corporation’s asset mix is approximately 96% regulated (70% electric, 26% gas), with the remaining 4% comprised of non-regulated energy infrastructure.  The Corporation’s regulated utilities serve more than 3 million customers across Canada, the United States and the Caribbean.

Fortis shares are listed on the TSX and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com or www.sedar.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995.  Forward-looking statements included in this media release reflect Fortis management’s expectations regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “will”, “anticipates”, “believes”, “expects”, “intends”, “assumes”, “estimates”, “projects”, “plans”, “seeks”, “may”, “could”, “would”, “can”, “continue” and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation, those statements related to the acquisition, the combined company’s future business prospects and performance, growth potential, financial strength and market profile, the satisfaction of the conditions precedent to the closing of the acquisition of ITC and the intention of ITC to seek, and the expected timing for, shareholder approval for the acquisition. These statements reflect management’s current beliefs and are based on information currently available to Fortis’ management.

Forward-looking statements involve significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time-to-time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to, risks relating to the ability to obtain shareholder and regulatory approvals in connection with the acquisition and the timing and terms thereof, interloper risk, risks relating to failure to complete the acquisition and the timing thereof, the risk that conditions to the acquisition may not be satisfied, and risks relating to the potential decline in the Fortis share price negatively impacting the value of the consideration offered to ITC shareholders. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities.  Fortis disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Fortis Inc.

Ms. Janet Craig
Vice President, Investor Relations
Fortis Inc.
Phone: 709.737.2900

Additional Information and Where to Find It

Fortis initially filed with the United States Securities and Exchange Commission (the “SEC”) on March 17, 2016, a registration statement on Form F-4 including a proxy statement of ITC and a prospectus of Fortis, and other documents in connection with the acquisition by Fortis of ITC. The proxy statement/prospectus will be sent to the shareholders of ITC. This communication is not a substitute for the proxy statement/prospectus or any other document Fortis or ITC has filed or will file with the SEC in connection with the acquisition. SHAREHOLDERS OF ITC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE ACQUISITION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUISITION. The registration statement and proxy statement/prospectus and other documents filed by Fortis and/or ITC with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov, on Fortis’ website at www.fortisinc.com or by contacting Fortis’ Investor Relations department, and upon written request from ITC at ITC, Investor Relations, 27175 Energy Way, Novi, MI 48377. You may also read and copy any reports, statements and other information filed by Fortis and ITC with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the acquisition by Fortis of ITC. However, ITC, Fortis and certain of their respective directors and executive officers and certain other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies in connection with the acquisition. Information about ITC’s directors and executive officers may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 25, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 8, 2016. Information about Fortis’ directors and executive officers may be found in its Management Information Circular available on its website at www.fortisinc.com and under its issuer profile at www.sedar.com.  Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the acquisition will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.